FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of June 2012
Commission File Number: 001-32294

TATA MOTORS LIMITED
(Translation of registrant's name into English)

BOMBAY HOUSE
24, HOMI MODY STREET,
MUMBAI 400 001, MAHARASHTRA, INDIA
Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ x ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes [ ] No [ x ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes [ ] No [ x ]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ] No [ x ]

If 'Yes' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS
Item 1:	Form 6-K dated June 21, 2012 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated:June 21, 2012

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

P.M. Telang retires as Tata Motors' MD - India Operations, 2 new Executive Directors appointed

Mumbai, June 21, 2012: Mr. P.M. Telang, Managing Director - India Operations, today retired from the company on attaining the age of superannuation and stepped down from the Board of the company.

Tata Motors has appointed two new Executive Directors:

Mr. Ravindra Pisharody, President - Commercial Vehicles Business Unit, has been appointed Executive Director (Commercial Vehicles). An alumni of IIT, Kharagpur, and IIM - Calcutta, Mr. Pisharody has been with the company since 2007. He has over 30 years' experience in sales, marketing, and business development.

Mr. Satish Borwankar, Senior Vice-President (Manufacturing Operations - Commercial Vehicles Business Unit), has been appointed Executive Director - Quality, Vendor Development & Strategic Sourcing for Tata Motors. An alumni of IIT, Kanpur, Mr. Borwankar has been with Tata Motors since 1974, and has held various responsibilities in manufacturing and quality functions in the company.

About Tata Motors.

Tata Motors Limited is India's largest automobile company, with consolidated revenues of Rs.1,23,133 crores (USD 27 billion) in 2010-11.Through subsidiaries and associate companies,Tata Motors has operations in the UK,South Korea, Thailand and Spain. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 5.9 million Tata vehicles plying in India, Tata Motors is the country's market leader in commercial vehicles in each segment, and among the top three in passenger vehicles with winning products in the compact, midsize car and utility vehicle segments. It is also the world's fourth largest truck manufacturer and the third largest bus manufacturer. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia and South America. It has franchisee/joint venture assembly operations in Kenya, Bangladesh, Ukraine, Russia, Senegal and South Africa. (www.tatamotors.com)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.